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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                             (Amendment No.    )(1)
                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   372910 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                                 Parson & Brown
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 28, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

        Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 99 Pages





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-----------------------                                       ------------------
CUSIP NO. 372910 10 9                      13D                PAGE 2 OF 99 PAGES
-----------------------                                       ------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Steven A. Webster
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      BK (See Item 3)
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5                                                                        [ ]
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   See Item 5(b)
       NUMBER OF       ---------------------------------------------------------
        SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                  See Item 5(b)
       OWNED BY        ---------------------------------------------------------
         EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                    See Item 5(b)
     PERSON WITH       ---------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          500,000 shares of Common Stock issuable upon exercise of Warrants (See
          Item 5 (a))
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                    [X]
          See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-----------------------                                       ------------------
CUSIP NO. 372910 10 9                  13D                    PAGE 3 OF 99 PAGES
-----------------------                                       ------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           William R. Ziegler
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
    2                                                           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4       BK (See Item 3)
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5                                                                        [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   See Item 5(b)
       NUMBER OF       ---------------------------------------------------------
        SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                  See Item 5(b)
       OWNED BY        ---------------------------------------------------------
         EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                    See Item 5(b)
     PERSON WITH       ---------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          500,000 shares of Common Stock issuable upon exercise of Warrants
          (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                    [X]
          See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

INTRODUCTION.

                  The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D as a group solely because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the issuer, including warrants to purchase shares of common stock of the issuer, pursuant to the terms and conditions of a certain Securities Purchase Agreement dated April 25, 1997 (the "Securities Purchase Agreement"). In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, the persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Group Filing Agreement"), a copy of which is attached hereto as Exhibit I.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $0.20 per share (the "Common Stock") of Geokinetics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5555 San Felipe, Suite 780, Houston, Texas 77056.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Steven A. Webster ("Webster") and William R. Ziegler ("Ziegler") are purchasers of Units of the Company consisting of 12% Senior Secured Notes of the Company and Warrants to acquire Common Stock of the Company, pursuant to the terms and conditions of the Securities Purchase Agreement. Webster and Ziegler are sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons").

                  Webster is a natural person and has a business address of 1900 West Loop South, Suite 1800, Houston, Texas 77027. The present principal occupation or employment of Webster is as the Chairman, Chief Executive Officer and Treasurer of Falcon Drilling Company, Inc., a marine oil and gas drilling contractor with its principal place of business located at 1900 West Loop South, Suite 1800, Houston, Texas 77027. Webster is a United States citizen.

                  Ziegler is a natural person and has a business address of 666 Third Avenue, 9th Floor, New York, New York 10017. The present principal occupation or employment of Ziegler is as a partner of Parson & Brown, a law firm with its principal place of business located at 666 Third Avenue, 9th Floor, New York, New York 10017. Ziegler is a United States citizen.

                  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last

                               Page 4 of 99 Pages





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five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the terms and conditions of the Securities Purchase Agreement, each of Webster and Ziegler purchased 250 Units of the Company. Each Unit consisted of $1,000 principal amount of 12% Senior Secured Promissory Notes of the Company, Geokinetics Production Co., Inc. ("GPC"), Geoscience Software Solutions, Inc. ("GSS") and HOC Operating Co. ("HOC"; together with GPC and GSS, the "Subsidiary Obligors") and Warrants to acquire an aggregate of 2,000 shares of Common Stock of the Company (2 shares of Common Stock for each $1 principal amount of Senior Notes). On April 28, 1997, (i) Webster tendered his subscription price of $250,000 for 250 Units of the Company and received in exchange therefor a Senior Note in the principal amount of $250,000 and a Warrant to purchase an aggregate of 500,000 shares (subject to adjustment) of Common Stock of the Company and (ii) Ziegler tendered his subscription price of $250,000 for 250 Units of the Company and received in exchange therefor a Senior Note in the principal amount of $250,000 and a Warrant to purchase an aggregate of 500,000 shares (subject to adjustment) of Common Stock of the Company.

                  The source of funds for the $500,000 aggregate subscription price for the 500 Units acquired by Webster and Ziegler was a draw down by Webster and Ziegler under a joint demand line of credit facility issued by Citibank N.A. in their favor, which credit line is secured by common stock of a company not affiliated with the Company that is owned indirectly by the Reporting Persons through a corporation that they own and control.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As disclosed in Item 3 above, the Reporting Persons acquired the Warrants that are exercisable for shares of Company Common Stock as part of their subscription for Units pursuant to the terms and conditions of the Securities Purchase Agreement. The Warrants are presently exercisable, in whole or in part at any time prior to 5:30 p.m., New York time, on December 31, 2002 (the "Expiration Date"), for an aggregate of 1,000,000 shares of Common Stock (the "Warrant Stock") at a purchase price per share of $0.75 (the "Warrant Price"). The number of shares of Warrant Stock and the Warrant Price are subject adjustment upon the occurrence of specified events, as provided in Section 4 of the Warrants. The Senior Notes issued by the Company and the Subsidiary Obligors
(i) bear interest at a rate of 12% per annum, payable monthly on the last day of each month, commencing April 30, 1997, and at the Maturity Date (as hereinafter defined), (ii) are due and payable on June 30, 1997, subject to extension until a date not later than September 30, 1997 at the option of a majority-in-interest of the holders of all Senior Notes (the "Maturity Date"), (iii) are subject to mandatory prepayment in the event that the Company sells its equity securities or debt securities convertible or exchangeable for equity securities of the Company to institutional and other investors and the aggregate cash net proceeds

                               Page 5 of 99 Pages





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of such sale of securities equals or exceeds $4,000,000 (the "Institutional
Offering") and (iv) are convertible at the option of the holder thereof at any time after the Trigger Date (as hereinafter defined) and on or before the close of business on October 31, 1997, into such number of shares of Common Stock of the Company, obtained by dividing the aggregate face amount of the Senior Note by the lesser of (A) the price per share of the Common Stock of the Company (or other of equity securities or debt securities of the Company convertible or exchangeable for equity securities of the Company) that are sold in the Institutional Offering or (B) $0.75, in the event that the Senior Note has not been paid in full on or before the 30th day after the completion of the Institutional Offering or September 30, 1997, whichever is earlier (the "Trigger Date"). In addition, the Senior Notes (x) bear interest at a default rate of interest equal to the lower of (A) 5% per annum in excess of the current applicable interest rate and (B) the highest permissible legal rate, during any period of default under the Senior Notes, and (y) bear interest payable in shares of Common Stock of the Company ("PIK Stock Interest") equal to an incremental rate of 1% of the principal amount of such Senior Note (not compounded) for each one month period such Senior Note is outstanding after July 31, 1997 up to an aggregate maximum rate of 12%, in the event such Senior Note has not been paid in full on or before October 31, 1997. The purpose of the acquisition of the Units and the consummated of the transactions pursuant to the Securities Purchase Agreement was to provide bridge financing to the Company in anticipation of equity financing.

                  The Warrants issued to the Reporting Persons that are exercisable for an aggregate of 1,000,000 shares (subject to adjustment as provided therein) of Company Common Stock were acquired by such Reporting Persons primarily for investment purposes, but also with a view towards influencing management.

                  As further described in Item 6 below, contemporaneously with the execution and delivery of the Securities Purchase Agreement, Ziegler entered into a consulting and engagement agreement with the Company, and with Jay D. Haber, President of the Company ("Haber"), as to paragraph 1 thereof (the "Consulting Agreement"). Pursuant to the terms of the Consulting Agreement, (i) upon any request by Ziegler, the Company and Haber shall use their best efforts to cause Ziegler to be elected as a director of the Company so long as Ziegler and/or any person or entity controlled by or affiliated with Ziegler shall hold at least 3% (on a fully diluted basis, including holdings of debt which may be converted into equity securities and warrants to purchase equity securities) of the equity securities of the Company and (ii) in the event that Ziegler serves as an independent, outside director of the Company, the Company shall grant to Ziegler non-qualified stock options to purchase an aggregate of 50,000 shares of Common Stock of the Company.

                  The Securities Purchase Agreement further provides that in the event the Senior Notes shall not have been paid in full on or before October 31, 1997, and the holders of the Senior Notes shall have received or then be entitled to receive PIK Stock Interest, the majority-in-interest of the holders of Senior Notes may, but need not, designate an individual to serve as a director of the Company, for so long as such holders shall receive or be entitled to receive PIK Stock Interest; provided, however, that the majority-in-interest of the holders of Senior Notes shall not be entitled to designate an individual to serve as a director of the Company pursuant to

                               Page 6 of 99 Pages





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any provision of the Securities Purchase Agreement or the Senior Notes to the
extent, or during any period of time, that Ziegler is already serving as a director of the Company pursuant to the exercise of any right contained in the Consulting and Engagement Agreement.

                  Although there is no present intention to do so, either of the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the respective business' of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

                  Depending upon the results of the reviews and the other factors mentioned above, either one of the Reporting Persons, at any time, may decide to change his intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock (or common stock equivalents, as the case may be), although, except for the possible acquisition of the options to acquire Common Stock that may be granted to Ziegler under the terms of the Consulting Agreement in the event that he elects to become a director of the Company, or any Common Stock that may be issued by the Company to any Reporting Person under the terms of the Senior Notes (whether as PIK Stock Interest or pursuant to any exercise of the conversion rights thereunder) as described above, neither of the Reporting Persons has any current intention to do so.

                  Either of the Reporting Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Ziegler, in the event that he becomes a director of the Company upon an exercise of the option contained in the Consulting Agreement, may seek to influence the management of the Company in such capacity as a director of the Company.

                  The descriptions of the Securities Purchase Agreement, the Senior Notes, the Warrants and the Consulting Agreement (inclusive of the other agreements which are exhibits thereto) contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase Agreement, the Form of Senior Note, the Form of Warrant and the Consulting Agreement, copies of which are attached hereto as Exhibits II, III, IV and VI, respectively, and incorporated herein by reference.

                  Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), neither of the Reporting Persons has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                               Page 7 of 99 Pages





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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons named in Item 2 above are as follows:

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 500,000 shares of Common Stock, or approximately 9.2% of the 5,453,288 shares of Common Stock issued and outstanding as of April 28, 1997 (assuming the exercise of the Warrants to acquire 500,000 shares of Common Stock owned by Webster).

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 500,000 shares of Common Stock, or approximately 9.2% of the 5,453,288 shares of Common Stock issued and outstanding as of April 28, 1997 (assuming the exercise of the Warrants to acquire 500,000 shares of Common Stock owned by Ziegler).

                  Notwithstanding the foregoing, if Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of Warrants to acquire an aggregate of 1,000,000 shares of Common Stock pursuant to the Securities Purchase Agreement, then each of Webster and Ziegler may be deemed to beneficially own an aggregate of 1,000,0000 shares of Company Common Stock, or approximately 16.8% of the 5,953,288 shares of Common Stock issued and outstanding (assuming the exercise of the Warrants to acquire an aggregate of 1,000,000 shares of Common Stock owned by Webster and Ziegler). Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the Warrants owned of record by the other.

                  The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that Ziegler may hereafter have the right to acquire pursuant to any options that may be granted to him under the Consulting Agreement or any shares of Common Stock that may be issued to either Reporting Person pursuant to the terms of the Senior Notes (whether as PIK Stock Interest or upon any conversion of the principal amount of the Senior Notes), as any such rights to acquire shares of Common Stock pursuant to the Consulting Agreement or the Senior Notes are not presently exercisable and either may not be exercisable within 60 days of the date hereof or are contingent upon the occurrence of events not within the control of either of the Reporting Persons and which may or may not occur within 60 days of the date hereof, as the case may be.

                  (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                               Page 8 of 99 Pages





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                  Assuming the exercise of the Warrants owned by Webster,
Webster has sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 500,000 shares of Common Stock issuable upon exercise of such Warrants.

                  Assuming the exercise of the Warrants owned by Ziegler, Ziegler has sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 500,000 shares of Common Stock issuable upon exercise of such Warrants.

                  In addition, notwithstanding the foregoing, if Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of the Units (inclusive of the Warrants) pursuant to the Securities Purchase Agreement, then (i) Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 500,000 shares of Common Stock issuable upon the exercise of the Warrants owned of record by Ziegler and (ii) Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 500,000 shares of Common Stock issuable upon the exercise of the Warrants owned of record by Webster. Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of the Warrants owned of record by the other.

                  (c) Except for the acquisition of the Warrants to purchase an aggregate of 1,000,000 shares of Common Stock by Webster and Ziegler pursuant to the terms of the Securities Purchase Agreement disclosed in response to Items 3 and 4 above, during the past 60 days, neither of the Reporting Persons has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and (b) of this Item 5 for further details in connection with the acquisition of the Warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement.

                  (d)  Not applicable.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As previously disclosed in Item 4 above, the Reporting Persons are (i) parties to the Securities Purchase Agreement, which provided for the sale and issuance of the Units (inclusive of the Warrants) to the Reporting Persons (ii) holders of the Senior Notes, which provide for the issuance to the holders of shares of Common Stock under certain circumstances (whether as PIK Stock Interest or upon conversion of the principal amount thereof) more fully described therein and in Item 4 above and (iii) holders of the Warrants which are exercisable for an aggregate of 1,000,000 shares of Common Stock. See Item 4 above for further details with respect to the provisions of the Securities Purchase Agreement, the Senior Notes and the Warrants.

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                  Contemporaneously with the execution and delivery of the
Securities Purchase Agreement, the Company entered into the Consulting Agreement with Ziegler. The Consulting Agreement provides that in consideration of certain strategic planning and other consulting services to be provided to the Company and its subsidiaries by Ziegler, as determined from time to time by Ziegler and the President of the Company, Ziegler shall be paid a quarterly consulting fee (the "Consulting Fee") equal to one half of 1% of the total investment made by Ziegler and certain other persons in debt and equity securities of the Company that is outstanding as of the end of each quarter during the three year term of such agreement. The Consulting Fee is to be paid quarterly in arrears on the last business day of March, June, September and December, commencing on September 30, 1997. The Consulting Agreement further provides that in the event that Ziegler serves as an independent, outside director of the Company, the Company shall grant to Ziegler non-qualified stock options to purchase an aggregate of 50,000 shares of Common Stock of the Company, which stock options
(i) shall not (A) be subject to any vesting requirements or other conditions or
(B) expire on Ziegler's ceasing to serve as a director of the Company or a consultant thereunder, and (ii) shall (A) be freely transferable (subject to applicable federal and state securities laws), (B) have a five year exercise period, (C) have an exercise price of $0.75 and (D) otherwise be on such terms and conditions reasonably satisfactory to Ziegler.

                  In addition, contemporaneously with the execution and delivery of the Securities Purchase Agreement, the Company and the Reporting Persons entered into a Registration Rights Agreement (the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Company Common Stock owned or to be owned (whether pursuant to any exercise of the Warrants, issuance of PIK Stock Interest under the Senior Notes, conversion of the principal amount of the Senior Notes, or otherwise acquired) by the Reporting Persons, their affiliates or permitted transferees of the Warrants or Senior Notes.

                  The descriptions of the Securities Purchase Agreement, the Senior Notes, the Warrants, the Registration Rights Agreement and the Consulting Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase Agreement, the Form of Senior Note, the Form of Warrant, the Registration Rights Agreement and the Consulting Agreement, copies of which are attached hereto as Exhibits II, III, IV, V and VI, respectively, and incorporated herein by reference.

                  Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         I.    Group Filing Agreement referred to in the Introduction.

         II.   Securities Purchase Agreement referred to in Items 3, 4, 5 and 6.

         III.  Form of Senior Note referred to in Items 3, 4 and 6.

         IV.   Form of Warrant referred to in Items 3, 4, 5 and 6.

         V.    Registration Rights Agreement referred to in Item 6.

         VI.   Consulting Agreement referred to in Items 4 and 6.

                               Page 11 of 99 Pages





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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:     May 2, 1997                          /s/ STEVEN A. WEBSTER
        --------------------------              --------------------------------
                                                Steven A. Webster, Individually

Dated:     May 2, 1997                          /s/ WILLIAM R. ZIEGLER
        --------------------------              --------------------------------
                                                William R. Ziegler, Individually

                               Page 12 of 99 Pages





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                                  EXHIBIT INDEX

Exhibit
Number    Description                                                                Page No.
------    -----------                                                                --------
I         Schedule 13D Group Filing Agreement dated April 30, 1997 among                14
          Steven A. Webster and William R. Ziegler

II        Securities Purchase Agreement dated as of April 25, 1997, among               15
          Geokinetics Inc. and each of Steven A. Webster and William R.
          Ziegler

III       Form of Senior Note issued by Geokinetics Inc., Geokinetics                   56
          Production Co., Inc., Geoscience Software Solutions, Inc. and HOC
          Operating Co., Inc. in favor of each of the Purchasers of the Units

IV        Form of Warrant issued by Geokinetics Inc. in favor of each of the            67
          Purchasers of the Units

V         Registration Rights Agreement dated as of April 25, 1997, among               78
          Geokinetics Inc., Steven A. Webster and William R. Ziegler

VI        Consulting Agreement dated April 25, 1997, between Geokinetics Inc.           96
          and William R. Ziegler and agreed to as to paragraph 1 thereof by Jay
          D. Haber

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